Exhibit 99.1

BURCON Q3 FINANCIAL RESULTS AND CONFERENCE CALL

Vancouver, British Columbia, January 24, 2013 — Burcon NutraScience Corporation (TSX - BU; NASDAQ - BUR) (“Burcon” or the “Corporation”) will release its fiscal 2013 third quarter financial results on the morning of February 14, 2013 and will hold a conference call to review those results as well as to provide an update on company operations the same day at 1:30pm Pacific time / 4:30pm Eastern time.

Participants who wish to attend the call may dial:

Participant Dial-in Number	416-340-2217
North American Toll Free	1-866-696-5910

Participant Passcode	2008789

A replay of the call will be available for 14 days. To listen to the replay, participants may dial:

Instant Replay Dial-in Numbers	905-694-9451 / 800-408-3053
Instant Replay Passcode	6326950

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To date, our patent portfolio consists of 217 issued patents in various countries, including 36 issued U.S. patents, and in excess of 395 additional pending patent applications, 80 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the timing and use of proceeds of the Offering and the completion of the Offering. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca